Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Realty Income Corporation:

We consent to the use of our report dated February 13, 2012, except as to notes 2 (Discontinued Operations), 10, 18, and 20, which are as of November 1, 2012, with respect to the consolidated balance sheets of Realty Income Corporation and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2011, the related financial statement Schedule III, and the use of our report dated February 13, 2012 with respect to the effectiveness of internal control over financial reporting as of December 31, 2011, all incorporated by reference herein and to the reference to our firm under the heading “Experts” in the registration statement.

/S/ KPMG LLP

San Diego, California

November 16, 2012